EXHIBIT 99.1





                              FOR IMMEDIATE RELEASE



    INVESTORS:                                          MEDIA:
    Emer Reynolds                                       Anita Kawatra
    Ph:  353-1-709-4000                                 Ph:  212-407-5755
         800-252-3526                                        800-252-3526


       ELAN SETS DATE OF MAY 13 FOR FIRST QUARTER 2004 FINANCIAL RESULTS,
                   AND JUNE 17 FOR THE ANNUAL GENERAL MEETING

        Elan Announces Filing of 2003 Annual Report On Form 20-F With SEC

DUBLIN, IRELAND, APRIL 29, 2004--Elan Corporation, plc today announced that it will report its first quarter 2004 financial results on May 13, 2004, before U.S. and European financial markets open. The results announcement will be followed by a conference call at 8:00 a.m. Eastern Time, 1:00 p.m. British Summer Time, with the investment community to discuss its first quarter 2004 results. This event will be webcast live and can be accessed by going to the Investor Relations section on Elan's website at www.elan.com. Following the live webcast, an archived version of the call will be available for replay for 24 hours. The replay number is 800 633 8284 or +1 402 977 9140, and the reservation number is 21194057.

Elan will hold its Annual General Meeting at 10:30 a.m. British Summer Time on June 17, 2004 at the Shelbourne Hotel, St Stephens Green, Dublin 2, Ireland.

Elan has filed with the Securities and Exchange Commission its Annual Report on Form 20-F for the fiscal year ended December 31, 2003. The 2003 Annual Report on Form 20-F is available on the Investor Relations section of Elan's website at www.elan.com. Elan previously announced its unaudited U.S. GAAP financial information for the year ended December 31, 2003 on February 18, 2004. Elan has conducted a standard post balance sheet review and updated its original estimates based on more recent information received. The impact is to reduce shareholders' equity at December 31, 2003 by $6.1 million and increase Elan's diluted loss per share for the year ended December 31, 2003 by $0.01.


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ABOUT ELAN
Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.